HIGH GRADE INTERCEPTS EXPAND NAPOLEON RESOURCE AREA ANOTHER 100 METERS TO THE SOUTH

VANCOUVER, BC, Dec. 16, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide additional results from three new drill holes targeting the Napoleon Vein resource area ("Napoleon") at its flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

Highlights

  Step-out drilling to the south of the Napoleon resource area highlights increased precious metals grades and widths towards the Ojo de Agua Zone
  First reporting of Hangingwall Vein along the Napoleon Vein Corridor with locally significant grades and widths

Notable intercepts include:

  NP-21-190: 1,902 g/t silver equivalent (AgEq) (1,058 g/t silver, 9.12 g/t gold, 0.70 % lead and 1.75 % zinc) over 2.33 metres true width (mTW) from 257.55m and,

655 g/t silver equivalent (AgEq) (161.4 g/t silver, 5.14 g/t gold, 0.42 % lead and 1.02 % zinc) over 4.53 metres true width (mTW) from 415m

Vizsla President and CEO Michael Konnert commented: "The main Napoleon vein is continuing to grow towards to the south with high grades and wide intercepts. Today's results including a 100- metre step to the south, increase the overall Napoleon resource area footprint to 1,920 metres which remains open towards Ojo de Agua, a priority zone for future expansion potential. In addition, drilling has continued to intersect a parallel vein in the hangingwall to Napoleon that has potential to add resources to the Company's maiden estimate early next year. 2021 has been an incredible year of growth for Vizsla and these results indicate we can look forward to more rapid growth in 2022."

Longitudinal section of the entire main Napoleon prospect (facing west) highlighting recent drill results. (CNW Group/Vizsla Silver Corp.)

Plan map of the main Napoleon Corridor resource area highlighting recent drilling. (CNW Group/Vizsla Silver Corp.)

Napoleon Drilling Detail

Today's results suggest the main Napoleon Vein may be opening up again to wider widths with higher grades along strike and down plunge to the south. Holes NP-21-190 returned 4.53 mTw grading 655 g/t AgEq, adding ~100 metres to the Napoleon resource area footprint (total strike length now 1,920 meters).

These results support Vizsla's interpretation of a shallowly plunging panel of high-grade, precious metals rich mineralization to the south, and continue highlight this area as a high priority for future drilling.

Drilling along the main Napoleon Vein has regularly intercepted a near-surface vein in the hangingwall to the east of the main structure. This vein is observed to dip to the east at ~45° and is typically narrower than the main Napoleon Vein, however, locally can return better widths with high grades (see Figure 2). In other areas the hangingwall structure is not well mineralized or has been logged as a fault or host rock. This, combined with the fact that drilling to date has only targeted the main Napoleon Vein, highlights a variable distribution of mineralization along the Hangingwall Vein. Moving forward Vizsla plans to target these locally higher-grade areas where there exists the potential to delineate economic resources.

Notable Hangingwall Vein results include;

   NP-21-190:
        1,902 g/t silver equivalent (AgEq) (1,058 g/t silver, 9.12 g/t gold, 0.70 % lead and 1.75 % zinc) over 2.33 metres true width (mTW) from 257.55m
   NP-20-53:
        4,052 g/t silver equivalent (AgEq) (2,960 g/t silver, 13.00 g/t gold, 0.57 % lead and 1.90 % zinc) over 0.64 metres
   NP-21-85:
        1,679 g/t silver equivalent (AgEq) (45 g/t silver, 17.20 g/t gold, 0.21 % lead and 1.18 % zinc) over 1.49 metres

A table of select Hangingwall Vein intercepts is included in Table 2.

Longitudinal section of the Napoleon Hangingwall Vein (facing west), highlighting select drilling completed to date. Areas highlighted by the red boxes represent locally higher-grade zones with more consistent intercepts. (CNW Group/Vizsla Silver Corp.)

Cross section of the Napoleon Hangingwall Vein (A-A' from Figure 2) (CNW Group/Vizsla Silver Corp.)

Table of New Napoleon Vein Intercepts

Drillhole	From	To	Estimated true width	Gold	Silver	Lead	Zinc	Silver Equivalent	Zone
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-190	257.55	259.90	2.33	9.12	1,058	0.70	1.75	1,902	HW
And	415.00	423.50	4.53	5.14	161	0.42	1.02	665
NP-21-197	313.80	320.5	4.27	1.12	55	0.05	0.86	177
Incl.	313.80	215.35	0.99	3.27	73	0.08	3.30	452

Table 1: Drillhole intersections from the Napoleon Vein Resource area not previously reported.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Table of Select Napoleon Hangingwall Vein Intercepts

Drillhole	From	To	Estimated true width	Gold	Silver	Lead	Zinc	Silver Equivalent	Zone
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-43	80.90	81.90	0.89	3.32	205	0.36	1.02	534
NP-21-46	86.95	87.5	0.49	5.03	50	0.15	1.49	554
NP-21-47	92.00	92.50	0.46	0.99	43	0.06	0.02	138
NP-21-49	No Significant Values
NP-21-51	82.40	83.50	0.42	6.88	2,278	0.21	0.51	2,800
NP-21-53	88.15	88.85	0.64	13.00	2,960	0.57	1.90	4,052
NP-21-54	92.85	94.35	1.33	0.44	54	0.09	0.43	104
NP-20-59	82.05	82.35	0.24	3.39	46	0.00	0.00	361
NP-21-72	No Significant Values
NP-21-76	93.90	94.50	0.54	0.71	57	0.63	2.10	182
NP-21-79	97.90	99.50	1.49	1.82	209	0.62	1.72	420
NP-21-80	No Significant Values
NP-21-83	92.50	94.00	1.49	17.20	45	0.21	1.18	1,679
And	101.55	103.20	1.53	1.80	234	0.64	2.08	451
NP-21-84	76.50	80.90	3.98	2.58	90	0.19	0.85	349
NP-21-87	83.35	85.45	2.04	0.96	64	0.16	1.70	193
NP-21-90	42.70	43.25	0.50	0.20	47	0.45	1.92	118
NP-21-94	No Significant Values
NP-21-99	No Significant Values

NP-21-102	No Significant Values
NP-21-110	32.35	33.75	1.34	0.50	129	0.22	0.52	185
NP-21-116	No Significant Values
NP-21-133	114.50	114.85	0.34	0.92	273	0.47	0.99	376
NP-21-142	114.00	114.65	0.55	1.58	410	0.52	1.50	579
NP-21-148	118.90	119.2	0.28	1.06	294	0.20	0.58	393
NP-21-157	123.60	129.05	4.36	0.47	168	0.16	0.55	218
NP-21-167	144.45	144.75	0.24	0.31	144	0.36	2.29	226
NP-21-186	50.00	52.85	1.48	1.09	384	0.22	0.23	472
NP-21-191	202.30	204.10	1.76	0.21	34	0.16	1.09	80
NP-21-203	140.4	141.65	1.21	0.22	34.7	0.31	1.14	87

Table 2: Select drillhole intersections from the Napoleon Hangingwall Vein.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-21-190	403,724	2,586,660	444	-55.0	271	520
	NP-21-197	403,652	2,586,545	428	-56.5	270	400.9
	NP-21-203	403,602	2,586,640	430	-49.7	276	279

Table 3: Drill hole details. Coordinates in WGS84, Zone 13

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754.1-hectare, past producing district benefits from over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Note: Two new claims have been acquired adding 149.9 hectares of new area. 4,103.5 hectares previously reported as part of the Panuco project have been removed fromthe total hectares due to 4 claims being located at a significant distance fromthe project. These hectares remain as 100% owned by Vizsla Silver.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla Silver. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 06:30e 16-DEC-21